UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
OMB APPROVAL
FORM N-17f-2	OMB Number:	3235-0360
	Expires:	July 31, 2009
Certificate of Accounting of Securities and Similar	Estimated average burden
Investments in the Custody of	hours per response............1.0
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-4852				Date examination completed: July 7, 2008
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: The Victory Portfolios
4. Address of principal executive office (number, street, city, state, zip code): 3435 Stelzer Road, Columbus, Ohio 43219-8001

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.                  All items must be completed by the investment company.

2.                  Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.                  Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (10-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of The Victory Portfolios’ (hereafter referred to as the “Funds” and constituting the Institutional Money Market Fund, Federal Money Market Fund, Prime Obligations Fund, Financial Reserves Fund, Tax-Free Money Market Fund, Government Reserves Fund, Ohio Municipal Money Market Fund, Core Bond Fund, Fund for Income, National Municipal Bond Fund, Ohio Municipal Bond Fund, Balanced Fund, Investment Grade Convertible Fund, Value Fund, Established Value Fund, Diversified Stock Fund, Stock Index Fund, Special Value Fund, Small Company Opportunity Fund and Focused Growth Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 28, 2008, and from October 31, 2007 through March 28, 2008.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 28, 2008, and from October 31, 2007 through March 28, 2008, with respect to securities reflected in the investment account of the Funds.

The Victory Portfolios

/s/ Michael Policarpo
Michael Policarpo
President, The Victory Portfolios

July 7, 2008
Date

/s/ Christopher Sabato
Christopher Sabato
Treasurer, The Victory Portfolios

July 7, 2008
Date

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Report of Independent Registered Public Accounting Firm

To the Trustees of

The Victory Portfolios:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that The Victory Portfolios (hereafter referred to as the “Funds” and constituting the Institutional Money Market Fund, Federal Money Market Fund, Prime Obligations Fund, Financial Reserves Fund, Tax-Free Money Market Fund, Government Reserves Fund, Ohio Municipal Money Market Fund, Core Bond Fund, Fund for Income, National Municipal Bond Fund, Ohio Municipal Bond Fund, Balanced Fund, Convertible Fund, Value Fund, Established Value Fund, Diversified Stock Fund, Stock Index Fund, Special Value Fund, Small Company Opportunity Fund and Focused Growth Fund) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of March 28, 2008.  Management is responsible for the Funds’ compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of March 28, 2008, and with respect to agreement of security purchases and sales, for the period from October 31, 2007 (the date of our last examination), through March 28, 2008:

•	Confirmation of all securities held by institutions in book entry form at the Depository Trust Company and the Federal Reserve Bank of Cleveland, without prior notice to management;

•	Confirmation of all securities out for transfer with brokers or alternative procedures where confirmations were not obtained;

•	Confirmation of all mutual fund investments with transfer agents;

•	Reconciliation of all such securities to the books and records of the Funds and Key Trust Company of Ohio National Association, the Funds’ Custodian;

•	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian’s records;

•	Confirmation of all credit default swaps with the respective counterparty;

•	Confirmation of all open futures contracts and underlying collateral with brokers/banks; and

•	Agreement of 25 security purchases and 25 security sales or maturities since our last report from the books and records of the Funds to broker confirmations/trade tickets.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that The Victory Portfolios complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 28, 2008 with respect to securities reflected in the investment account of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Columbus, Ohio

July 7, 2008

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